UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*
_____________________________________________________________________________
CERBCO, INC.
(Name of Corporation)

COMMON STOCK, $.10 PAR VALUE
CLASS B COMMON STOCK, $.10 PAR VALUE
(Title of Class of Securities)

156713-10-9 (Common Stock)
156713-20-8 (Class B Common Stock)
(CUSIP Numbers)
_______________________________
Robert W. Erikson c/o CERBCO, Inc.
1419 Forest Drive, Suite 209
Annapolis, Maryland 21403
(443) 482-3374

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.23d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Stock - CUSIP No. 156713 10 9
Class B Common Stock - CUSIP No. 156713 20 8

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1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Robert W. Erikson IRS Identification No. Of Above Person (Entities Only):

_____________________________________________________________________________________________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	[ x ]
		(b)	[ ]
See Item 2 herein.

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3.	SEC Use Only....................................................................................................................

_____________________________________________________________________________________________
4.	SOURCE OF FUNDS
PF, OO

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5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

_____________________________________________________________________________________________
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Robert W. Erikson - United States

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Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER Common Stock: 49,700 Class B Common Stock: 131,750
____________________________________________________________________________
	8.	SHARED VOTING POWER 6,055
____________________________________________________________________________
	9.	SOLE DISPOSITIVE POWER Common Stock: 49,700 Class B Common Stock: 131,750
____________________________________________________________________________
	10.	SHARED DISPOSITIVE POWER 0
____________________________________________________________________________
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock, Robert W. Erikson: 49,700 Class B Common Stock, Robert W. Erikson: 137,805

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12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ x ]
Excludes shares of Common Stock and Class B Common Stock beneficially owned by Robert Erikson's spouse.

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock = 4.15% Class B Common Stock = 47.50%

_____________________________________________________________________________________________
14.	TYPE OF REPORTING PERSON
IN

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Common Stock - CUSIP No. 156713 10 9
Class B Common Stock - CUSIP No. 156713 20 8

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1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Julia M. Erikson IRS Identification No. Of Above Person (Entities Only):

_____________________________________________________________________________________________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	[ x ]
		(b)	[ ]
See Item 2 herein.

_____________________________________________________________________________________________
3.	SEC Use Only....................................................................................................................

_____________________________________________________________________________________________
4.	SOURCE OF FUNDS
PF, OO

_____________________________________________________________________________________________
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

_____________________________________________________________________________________________
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

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Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER Common Stock: 695 Class B Common Stock: 5,305
____________________________________________________________________________
	8.	SHARED VOTING POWER 0
____________________________________________________________________________
	9.	SOLE DISPOSITIVE POWER Common Stock: 695 Class B Common Stock: 5,305
____________________________________________________________________________
	10.	SHARED DISPOSITIVE POWER 0
____________________________________________________________________________
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 695 Class B Common Stock: 5,305

_____________________________________________________________________________________________
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ x ]
Excludes shares of Common Stock and Class B Common Stock owned by Robert Erikson.

_____________________________________________________________________________________________
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock = 0.58% Class B Common Stock = 1.83%

_____________________________________________________________________________________________
14.	TYPE OF REPORTING PERSON
IN

_____________________________________________________________________________________________

Class B Common Stock - CUSIP No. 156713 20 8

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1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Michael W. Zarlenga IRS Identification No. Of Above Person (Entities Only):

_____________________________________________________________________________________________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	[ x ]
		(b)	[ ]
See Item 2 herein.

_____________________________________________________________________________________________
3.	SEC Use Only....................................................................................................................

_____________________________________________________________________________________________
4.	SOURCE OF FUNDS
PF, OO

_____________________________________________________________________________________________
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

_____________________________________________________________________________________________
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

_____________________________________________________________________________________________
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER Class B Common Stock: 100
____________________________________________________________________________
	8.	SHARED VOTING POWER 0
____________________________________________________________________________
	9.	SOLE DISPOSITIVE POWER Class B Common Stock: 100
____________________________________________________________________________
	10.	SHARED DISPOSITIVE POWER 0
____________________________________________________________________________
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Class B Common Stock: 100

_____________________________________________________________________________________________
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

_____________________________________________________________________________________________
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Class B Common Stock = 0.03%

_____________________________________________________________________________________________
14.	TYPE OF REPORTING PERSON
IN

_____________________________________________________________________________________________

Common Stock - CUSIP No. 156713 10 9

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1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Gary Rothrock IRS Identification No. Of Above Person (Entities Only):

_____________________________________________________________________________________________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	[ x ]
		(b)	[ ]
See Item 2 herein.

_____________________________________________________________________________________________
3.	SEC Use Only....................................................................................................................

_____________________________________________________________________________________________
4.	SOURCE OF FUNDS
PF, OO

_____________________________________________________________________________________________
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

_____________________________________________________________________________________________
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

_____________________________________________________________________________________________
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER Common Stock: 100
____________________________________________________________________________
	8.	SHARED VOTING POWER 0
____________________________________________________________________________
	9.	SOLE DISPOSITIVE POWER Common Stock: 100
____________________________________________________________________________
	10.	SHARED DISPOSITIVE POWER 0
____________________________________________________________________________
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 100

_____________________________________________________________________________________________
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

_____________________________________________________________________________________________
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock = 0.008%

_____________________________________________________________________________________________
14.	TYPE OF REPORTING PERSON
IN

_____________________________________________________________________________________________

Class B Common Stock - CUSIP No. 156713 20 8

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1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Robert F. Hartman IRS Identification No. Of Above Person (Entities Only):

_____________________________________________________________________________________________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	[ x ]
		(b)	[ ]
See Item 2 herein.

_____________________________________________________________________________________________
3.	SEC Use Only....................................................................................................................

_____________________________________________________________________________________________
4.	SOURCE OF FUNDS
NA

_____________________________________________________________________________________________
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

_____________________________________________________________________________________________
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

_____________________________________________________________________________________________
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER Class B Common Stock: 0
____________________________________________________________________________
	8.	SHARED VOTING POWER 750
____________________________________________________________________________
	9.	SOLE DISPOSITIVE POWER Class B Common Stock: 0
____________________________________________________________________________
	10.	SHARED DISPOSITIVE POWER 0
____________________________________________________________________________
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Class B Common Stock: 750

_____________________________________________________________________________________________
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

_____________________________________________________________________________________________
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Class B Common Stock = 0.26%

_____________________________________________________________________________________________
14.	TYPE OF REPORTING PERSON
IN

_____________________________________________________________________________________________

Introduction

This Amendment No. 11 to Schedule 13D ("Amendment No. 11") amends and supplements the Amendment No. 10 to Schedule 13D ("Amendment No. 10") filed with the Securities and Exchange Commission ("SEC") on February 11, 2005, the Amendment No. 9 to Schedule 13D ("Amendment No. 9") filed with the SEC on February 8, 2005 and Amendment No. 8 to Schedule 13D filed with the SEC on January 31, 2005 ("Amendment No. 8") which amended, restated and replaced in it entirety the Schedule 13D initially filed with the SEC on April 25, 1985, as amended to that date (as amended, supplemented and restated to date, the "Schedule 13D"), with respect to the Common Stock, par value $0.10 per share ("CERBCO Common Stock") of CERBCO, Inc. (the "Corporation" or "CERBCO") and the Class B Common Stock, par value $0.10 per share ("CERBCO Class B Common Stock") of the Corporation. The Corporation's principal executive officers are located at 1419 Forest Drive, Suite 209, Annapolis, Maryland 21403.

ITEM 2.	Identity and Background
The disclosure under Item 2(a) is amended as follows:
On page 6 of 16 of the Schedule 13D delete the following language:

"(i) Robert W. Erikson ("Robert Erikson"), with respect to shares of CERBCO Common Stock and CERBCO Class B Common Stock directly owned by him.

(ii) Julia M. Erikson ("Julia Erikson"), with respect to shares of CERBCO Common Stock and CERBCO Class B Common Stock directly owned by her.

(iii) Michael Zarlenga ("Michael Zarlenga"), with respect to shares of CERBCO Common Stock and CERBCO Class B Common Stock directly owned by him.

(iv) Gary Rothrock ("Gary Rothrock"), with respect to shares of CERBCO Common Stock and CERBCO Class B. Common Stock directly owned by him."

and replace it with:

"(i) Robert W. Erikson ("Robert Erikson"), with respect to shares of CERBCO Common Stock and CERBCO Class B Common Stock directly or indirectly owned by him.

(ii) Julia M. Erikson ("Julia Erikson"), with respect to shares of CERBCO Common Stock and CERBCO Class B Common Stock directly or indirectly owned by her.

(iii) Michael Zarlenga ("Michael Zarlenga"), with respect to shares of CERBCO Common Stock and CERBCO Class B Common Stock directly or indirectly owned by him.

(iv) Gary Rothrock ("Gary Rothrock"), with respect to shares of CERBCO Common Stock and CERBCO Class B Common Stock directly or indirectly owned by him.

(v) Robert F. Hartman ("Robert Hartman"), with respect to shares of CERBCO Common Stock and CERBCO Class B. Common Stock directly or indirectly owned by him."

The table and accompanying footnotes on page 7 of 16 of the Schedule 13D is deleted and replaced with:

"The table below sets forth information regarding the beneficial ownership of the Reporting Persons and George Erikson. Robert Erikson reports all transactions in the Corporation's securities on Forms 4 filed with the SEC.

	CERBCO Common Stock		CERBCO Class B Common Stock
	Shares (1) Beneficially Owned	Percent of Outstanding (2)	Beneficially Owned	Percent of Outstanding (2)
Robert Erikson (3)(6)	49,700	4.08	137,805	47.50
George Erikson (4)	64,602	5.30	115,814	39.92
Julia Erikson (5)	695	0.057	5,305	1.83
Michael Zarlenga	0	0	100	0.034
Gary Rothrock	100	0.008	0	0
Robert Hartman (6)	0	0	750	0.26

(1) Does not include 15,000 and 15,000 options to purchase shares of CERBCO Common Stock held by Messrs. Robert Erikson and George Erikson, respectively.
(2) Based on the outstanding shares reported by CERBCO in its Schedule 14A Definitive Proxy Statement dated January 26, 2005.
• CERBCO Common Stock: 1,197,492 shares outstanding • CERBCO Class B Common Stock: 290,089 shares outstanding

(3) Excludes shares of CERBCO Common Stock and CERBCO Class B Common Stock owned by Julia Erikson, Robert Erikson's spouse. Robert Erikson disclaims any beneficial interest with respect to these shares. Includes 5,305 shares of CERBCO Class B Common Stock to which Julia Erikson has named Robert Erikson her proxy pursuant to Rule 14a-2(b)(2) to Regulation 14A. A form of proxy is included as Exhibit 5 hereto.

(4) Information based on publicly filed documents. Includes 2,246 shares of each class of stock jointly owned with George Erikson's spouse, as to which there is shared voting and investment power.

(5) Excludes shares of CERBCO Common Stock and CERBCO Class B Common Stock owned by Robert Erikson, Julia Erikson's spouse. Julia Erikson disclaims any beneficial interest with respect to these shares. See also Note (3) above.

(6) Includes 750 shares of CERBCO Class B Common Stock to which such individual has been named proxy pursuant to proxies provided by three shareholders (Robert Nunnery, Lois D. Xander and Deltec Special Situation Partners, L.P.) ("Proxies) pursuant to Rule 14a-2(b)(2) of Regulation 14A. Proxies have been given to Robert Erikson and Robert Hartman in the event Robert Erikson is not able or willing to act." A form of proxy is included as Exhibit 5 hereto.

Item 2(b) on page 8 of 16 of the Schedule 13D is amended by adding the following at the end of the item:
"The business address of Robert Hartman is 1419 Forest Drive, Suite 209, Annapolis, Maryland 21403."
Item 2(c) on page 8 of 16 of the Schedule 13D is amended to add the following at the end of the item:

"Robert Hartman is Vice President, Chief Financial Officer and Secretary of the Corporation, and is Vice President of Finance & Administration and Secretary of INEI Corporation, a Delaware corporation ("INEI"), which is a majority-controlled subsidiary of the Corporation, the business address of which is 1419 Forest Drive, Suite 209, Annapolis, Maryland 21403. On June 30, 2004, shareholders of INEI voted affirmatively to approve a Plan of Dissolution and Liquidation for INEI Corporation."

Item 2(f) on page 8 of 16 of the Schedule 13D is deleted in its entirety and replaced with:
"(f) Robert Erikson, Julia Erikson, Michael Zarlenga, Gary Rothrock and Robert Hartman are citizens of the United States."
ITEM 4.	Purpose of Transaction.
Item 4(a) on page 13 of the Schedule 13D is hereby amended to add the following sentence at the end of the last paragraph of that section:
"See Item 2(a) and Item 6 regarding Proxies and Julia Erikson proxy."
ITEM 5.	Interest in Securities of the Corporation.
Items 5(a) and (b) beginning on page 13 of 16 of the Schedule 13D is deleted in its entirety and replaced with:

"(a) With respect to beneficial ownership (number and percentage) for purposes of Rule 13d-3 under the Exchange Act by the Reporting Persons, please see the table previously provided in Item 2(a) of this Amended Schedule 13D.

     The Reporting Persons disclaim any beneficial ownership of CERBCO Common Stock and/or CERBCO Class B Common Stock owned by George Erikson or anyone else.

(b) Robert Erikson has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, 49,700 shares of CERBCO Common Stock and 131,750 shares of CERBCO Class B Common Stock beneficially owned by him. Furthermore, he has shared power to direct the vote of 750 shares of CERBCO Class B Common Stock with respect to the Proxies and Julia Erikson's proxy pursuant to Rule 14a-2(b)(2) of Resolution 14A. See also Item 2(a) and Item 7.

Julia Erikson has the sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of, 695 shares of CERBCO Common Stock and 5,305 shares of CERBCO Class B Common Stock.

Michael Zarlenga has the sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of, 100 shares of CERBCO Class B Common Stock.

Mr. Gary Rothrock has the sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of, 100 shares of CERBCO Common Stock.

Robert Hartman has the shared power to vote or to direct the vote of, 750 shares of CERBCO Class B Common Stock with respect to the Proxies pursuant to Rule 14a-2(b)(2) of Resolution 14A. See also Item 2(a) and Item 7.

To Robert Erikson's knowledge, based solely on public filings, George Erikson has the sole power to vote or to direct the vote of, and the sole power to dispose and to direct the disposition of, 57,356 shares of CERBCO Common Stock and 113,568 shares of CERBCO Class B Common Stock, and has the shared (with his spouse) power to vote or to direct the vote of, and the shared power to dispose and to direct the disposition of, 2,246 shares of CERBCO Common Stock and 2,246 shares of CERBCO Class B Common Stock jointly owned with his spouse.

The Reporting Persons currently do not have the power to vote or direct the vote of, or the power to dispose of or direct the disposition of, any of the CERBCO Common Stock and/or CERBCO Class B Common Stock owned by George Erikson or anyone else."

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Corporation.
Item 6 on page 15 of 16 of the Schedule 13D is amended by adding the following language at the end of the last paragraph of the item:
"See Items 2 and 4 for information with respect to the Proxies and Julia Erikson's proxy."
ITEM 7.	Material to be filed as Exhibits.
Item 7 of the Schedule 13D is amended to add the following:
"5. Form of Proxy"

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated: February 15, 2005	By:/s/ Robert W. Erikson Robert W. Erikson
Dated: February 15, 2005	By:/s/ Julia M. Erikson Julia M. Erikson
Dated: February 15, 2005	By:/s/ Michael Zarlenga Michael Zarlenga
Dated: February 15, 2005	By:/s/ Gary Rothrock Gary Rothrock

Attention: Intentional misstatements or omissions of fact constitutes Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 5 FORM OF CERBCO, Inc. Class B Common Stock PROXY

     The undersigned beneficial stockholder of CERBCO, Inc. (the "Stockholder"), effective as of __ February 2005 (the "Effective Date"), and to the fullest extent permitted by law, hereby appoints and constitutes, respectively, [(i)] Robert W. Erikson [or, in the event of his inability or declination to act, (ii) Robert F. Hartman], the proxy of the undersigned with full power of substitution and resubstitution of the full extent of the undersigned's rights with respect to the _____ shares of CERBCO, Inc. Class B Common Stock owned by the undersigned as of January 14, 2005 (the "Record Date") and as registered on the List of Shareholders maintained by the American Stock Transfer & Trust Company for CERBCO, Inc. as of such Record Date (the "Shares") [under the nominee name of CEDE & CO., further held below under the nominee name __________.]

     Upon execution hereof, all prior proxies given by the undersigned with respect to any of the shares are hereby revoked, and no subsequent proxies will be given with respect to any of the Shares unless written revocation is first provided to the proxy. I may, by providing written notice to the proxy, revoke and terminate the rights granted hereunder. I understand that if I do not direct my proxy how to vote, he may vote or abstain as he sees fit.

This proxy is given for a period of ninety days from the Effective Date (the Expiration Date").

     The proxy named above will be empowered, and may exercise this proxy, to vote the Shares at any time from the Effective Date until the Expiration Date at any meeting of the Stockholders of the Stockholder, however called, and at any adjournment thereof, or in any written action by consent of the stockholders of the Stockholder.

Any obligation of the undersigned shall be binding upon the heirs, successors and assigns of the undersigned (including any transferee of any of the Shares).
This proxy shall terminate upon the Expiration Date.
Dated: February ___, 2005	Signed:_______________________________ Name:
Witnessed: _____________________________ Name:

_______________________

* Robert Nunnery - 125 shares

* Lois D. Xander - 125 shares

* Deltec Special Situation Partners, L.P. - 500 shares

* Julia Erikson - 5,305 shares